Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be delivered to shareholders of NXP and FSL on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to consummate or delay in consummating the proposed transaction;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is an Organizational Announcement sent to NXP employees from Rick Clemmer on October 13, 2015.

EMPLOYEE COMMUNICATIONS

MT UPDATE

………………………………………………………………………

13.10.2015

ORGANIZATIONAL ANNOUNCEMENT

INTRODUCING KEITH SHULL, OUR NEW CHRO

Effective October 15th 2015, Keith Shull becomes the new EVP & Chief Human Resources Officer of NXP, replacing Dennis Shuler, who is stepping down from the role on the same date. Based in Eindhoven, Keith will spend considerable time in Austin, Texas during the initial integration phase with Freescale. He will be supported by Dennis, who will help acquaint him with the role and organization, until final handover is complete later in the year.

Keith brings with him a wealth of knowledge and extensive experience, having led global HR organizations in a range of industries worldwide, including Visteon and Arrow Electronics. He has significant strengths across the HR spectrum, particularly change management, organizational development and mergers & acquisitions. Keith is known for his ability to provide strong leadership in HR organizations and aligning them with business strategies; he will be responsible for all aspects of our HR activities globally.

In discussing his new role, Keith said “I am excited to join NXP at this particular time in its history. The opportunities and challenges ahead are incredible. People are the most important factor in organizational performance and, when HR strategies and programs are properly aligned with business strategies, the combination can result in a “force multiplier” effect on Company productivity and profitability.”

Dennis steps aside as CHRO to welcome Keith to the role, and said of his decision: “I am proud to have been part of the leadership team assisting with the integration process and that work is progressing nicely. Now that we are nearing Close, it is an appropriate time to shift gears and bring someone in like Keith who has deep industry experience and knowledge essential for the growth of the combined company. And from a HR perspective, his prior experience transforming HR organizations is very impressive. I could not be more pleased for Keith and welcome him to NXP and to the role.”

Let me echo those words, by first thanking Dennis for his work in recent months with NXP, and also by welcoming Keith to our company. I am confident that his far-reaching experience with global Fortune 500 companies, and his extensive track record at board and VP levels around the world will bring a positive influence across the organization.

I look forward to working with Keith, as he helps our soon-to-be expanded workforce fulfill the business goals of the new NXP.

Rick Clemmer

CEO